UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) (the “Company”) today announced that the Seoul Central District Court of the Republic of Korea (the “Court”) issued an oral decision in the criminal proceeding against the Korean subsidiary of Orbotech Ltd. and six employees thereof. The written verdict is expected to be available shortly.

As part of the Court’s ruling, the Company’s Korean subsidiary and five of its employees were acquitted on all charges. One employee was found guilty of certain legal violations and received a criminal fine of approximately $10,000.

The Company and its Korean subsidiary are gratified by the Court’s decision, which affirms their faith in the Korean justice system and the Company’s consistent position that it has safeguarded customers’ information from inappropriate disclosure in all circumstances. The Company’s Korean subsidiary and its employees do not expect to appeal the Court’s ruling at this time; however, the prosecutor’s office may appeal the Court’s verdict and any notice of appeal must be filed within 7 days of today’s verdict.

Orbotech Ltd. has been a leading supplier in the electronics industry supply chain for over 30 years and has been operating successfully in Korea for more than 20 years. The Company values its customer relationships in Korea and believes this favorable outcome will allow it to continue to restore and strengthen its important business and relationships in Korea. Throughout the trial, the principal business of the Company’s Korean subsidiary in Korea continued to operate as usual to meet the needs of its customers. Orbotech, its Korean subsidiary and its employees look forward to putting the trial behind them to focus on delivering excellent products and customer service to customers in Korea and globally.

The investigation by the Korean prosecutor’s office into actions of certain employees of the Company outside of Korea remains ongoing. The Company’s Korean subsidiary continues to co-operate with the Korean authorities in connection with that investigation. The fiscal effect of these matters on the Company thus far in 2013 has not been material; however, the Company expects to continue to incur fees and expenses in connection therewith in future periods.

The information on this Form 6-K shall not be deemed ‘filed’ for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components. Today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this report are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this report to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the timing, terms and success of any strategic transaction, the final outcome and impact of the criminal matter and ongoing investigation in Korea, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean Matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean Matter, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, and subsequent SEC filings. The Company assumes no obligation to update the information in this report to reflect new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and Chief Financial Officer

Date:	December 10, 2013